January 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Holding Ltd.

Request for Withdrawal of Withdrawal Request Relating to Registration

Statements on Form S-3 (File Nos. 333-237242, 333-251884, and 333-256274)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Athene Holding Ltd., an exempted company organized under the laws of Bermuda, (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereto, of the Company’s Withdrawal Request dated on January 3, 2022 (the “Withdrawal Request”) relating to the registration statements on Form S-3 (File Nos. 333-237242, 333-251884, and 333-256274), together with all exhibits thereto (the “Prior Registration Statements”). The Company will be filing on the date hereof via EDGAR a post-effective amendment to Form S-3ASR for each of the Prior Registration Statement to terminate the effectiveness thereof.

Please provide a copy of the order granting the withdrawal of the Withdrawal Request to the undersigned via email to Ira Rosenblatt at irosenblatt@athene.com, with a copy to Robert Ryan of Sidley Austin LLP, the Company’s outside counsel, via email at rryan@sidley.com.

Sincerely,

Athene Holding Ltd.
By:	/s/ John Golden
	Name:	John Golden
	Title:	Executive Vice President and General Counsel